

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Sean McClain
Chief Executive Officer
AbSci Corp
101 E. 6th Street, Suite 350
Vancouver, WA 98660

     Re: AbSci Corp
        Amendment No. 1 to Draft Registration Statement on Form S-1
        Submitted June 16, 2021
        CIK No. 0001672688

Dear Mr. McClain:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 16, 2021

"We are in the process of identifying key business metrics to evaluate our business...", page 59

1. We note your revised disclosure in response to comment 3. We note you removed the "positioned to negotiate" royalty and licenses language from page 101, but kept it on page 59. With respect to your disclosure on page 59, if there is no assurance that such arrangements will be agreed upon, please revise to state as much or remove this language.

Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-30

2. Please provide us with the detailed calculation of the weighted-average common shares and units outstanding of 5,140,648 shares as of March 31, 2021, or revise. In this regard, we note that the numbers of common shares outstanding were 5,415,414 shares as of

December 31, 2020 and 5,934,236 shares as of March 31, 2021 according to your statements of other stockholders' and members' deficit.

 You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Maggie Wong